Exhibit 99.1

CLPS Incorporation Reports Financial Results for the First Half of Fiscal Year 2022

Hong Kong, March 4, 2022 /PRNewswire/ — CLPS Incorporation (the “Company” or “CLPS”) (Nasdaq: CLPS), today announced its unaudited financial results for the six months ended December 31, 2021, or the first half of the Company’s fiscal year 2022.

First Half of Fiscal 2022 Highlights (all results compared to the six months ended December 31, 2020)

●	Revenues increased by 30.2% to $75.9 million from $58.3 million.

●	Revenue from IT consulting services increased by 26.2% to $72.0 million from $57.1 million.

●	Revenue from customized IT solution services increased by 208.1% to $3.3 million from $1.1 million.

●	Revenue from e-Commerce area increased by 88.1% to $14.4 million from $7.7 million.

●	Operating income increased by 54.2% to $7.6 million from $4.9 million.

●	Net income increased by 31.2% to $6.5 million from $4.9 million.

●	Net income attributable to CLPS Incorporation’s shareholders increased by 28.9% to $6.3 million from $4.9 million.

●	Non-GAAP net income attributable to CLPS Incorporation’s shareholders[1] increased by 37.4% to $8.7 million, compared to $6.4 million. Please refer to “Use of Non-GAAP Financial Measures” section for the discussion of such measures used in this press release.

●	Net cash provided by operating activities increased by 40.1% to $13.2 million from $9.4 million.

Mr. Raymond Lin, Chief Executive Officer of CLPS, commented, “The first half of fiscal year 2022 has concluded at an amazing pace for CLPS, and yet another period of solid market share gains, increased profitability, consistent strategic execution, and technology progress that translated into stronger financial results. Our disciplined approach to financial allocation enabled us to grow our top and bottom lines, and we have been able to make strategic investments into our business to propel our future growth.”

“We are keeping up with that momentum as we continuously implement our growth and innovation strategies. In particular, while we continuously grow organically, we are also pursuing new revenue streams by promoting our customized IT solution services. New products and business development advancements will be essential components to achieving this goal. It involves the development of a next generation loan trading software for overseas markets, blockchain-based solutions for financial institutions, CLPS SaaS platform-based credit card products, and digital yuan business solution which recently gained traction.”

“We are further expanding our international presence and industry reach to new markets. We made significant progress in penetrating the overseas tourism industry by upgrading our client’s digital infrastructure. Further, our goals for 2022 include attracting more clients and creating more business opportunities in the United States and Singapore.”

“Our achievements and progress only exemplify the strength of our business, and the strategies we plan to implement will continue to drive the success of the Company in the long run.”

Ms. Rui Yang, Chief Financial Officer of CLPS, commented, “We are pleased to announce that our financial results have grown consistently in the first half of fiscal year 2022, with revenue rising by 30.2% and net income growing by 31.2% respectively. Our dual-engine strategy has also contributed greatly to our financial performance. We achieved top-line growth horizontally by bringing in new clients and expanding our services and business scope for existing clients vertically, which resulted in a 208.1% revenue growth in our customized IT solution services. With an eye toward the future, we remain committed to improving the value of the Company over the long-term. We are optimistic to achieve this goal through the synergy among our IT services and products, improved capabilities of service delivery, and enhanced operating efficiencies.”

First Half of Fiscal year 2022 Financial Results

Revenues

In the first half of fiscal 2022, revenues increased by $17.6 million, or 30.2%, to $75.9 million from $58.3 million in the prior year period. This increase in revenue was mainly due to an increase in revenue from IT consulting services.

Revenues by Service

●	Revenue from IT consulting services increased by $14.9 million, or 26.2%, to $72.0 million in the first half of fiscal year 2022 from $57.1 million in the prior year period. Revenue from IT consulting services accounted for 94.8% of total revenue, compared to 97.8% in the prior year period. The increase was due to the increased demand from existing and new clients, and our improved service delivery capability.

●	Revenue from customized IT solution services increased by $2.2 million, or 208.1%, to $3.3 million and accounted for 4.3% of total revenue in the first half of fiscal 2022 from $1.1 million, or 1.8% of total revenue. The increase was primarily due to our strengthened relationship and expanded business scope with our existing clients.

●	Revenue from other services increased by $0.5 million, or 236.7%, to $0.7 million and accounted for 0.9% of total revenue in the first half of fiscal year 2022, up from $0.2 million, or 0.3% of total revenue in the prior year period. The increase was primarily due to the increased demand for other services, including non-IT consulting service.

Revenues by Operational Areas

●	Revenue from banking area increased by $6.4 million, or 22.1% to $35.1 million in the first half of fiscal 2022, from $28.7 million in the prior year period. Revenue from banking area accounted for 46.2% and 49.3% of total revenues in the first half of fiscal 2022 and 2021, respectively.

●	Revenue from wealth management area increased by $3.7 million, or 32.4% to $15.1 million in the first half of fiscal 2022, from $11.4 million in the prior year period. Revenue from wealth management area accounted for 19.9% and 19.6% of total revenues in the first half of fiscal 2022 and 2021, respectively.

●	Revenue from e-Commerce area increased by $6.7 million, or 88.1% to $14.4 million in the first half of fiscal 2022, from $7.7 million in the prior year period. Revenue from e-Commerce area accounted for 19.0% and 13.2% of total revenues in the first half of fiscal 2022 and 2021, respectively.

●	Revenue from automotive area increased by $1.5 million, or 44.5% to $5.0 million in the first half of fiscal 2022, from $3.5 million in the prior year period. Revenue from automotive area accounted for 6.6% and 6.0% of total revenues in the first half of fiscal 2022 and 2021, respectively.

Revenues by Geography

●	Despite the recent macroeconomic volatility and the increased uncertainty caused by COVID-19 pandemic, our revenue generated outside of Mainland China continued to grow by 15.4% to $7.7 million in the first half of fiscal year 2022 from $6.6 million in the same period of the previous year. The increase in revenue generated outside of Mainland China reflects the Company’s successful and continuous global expansion strategy.

Gross Profit

Gross profit increased by $3.8 million, or 20.7%, to $22.3 million in the first half of fiscal 2022 from $18.5 million in the prior year period.

Operating Expenses

Selling and marketing expenses increased by $0.5 million, or 27.3%, to $2.3 million in the first half of fiscal 2022 from $1.8 million in the prior year period due to the increase of salary expenses as new staff were hired to improve the Company’s capability of service delivery to meet clients’ demand. As a percentage of total revenues, selling and marketing expenses decreased to 3.0% in the first half of fiscal 2022 compared to 3.1% in the prior year period. The decrease was primarily due to the increase in operational efficiency as a result of economies of scale.

Research and development expenses decreased by $2.0 million, or 32.2%, to $4.2 million in the first half of fiscal 2022 from $6.2 million in the prior year period. As a percentage of total revenues, research and development expenses decreased to 5.5% in the first half of fiscal 2022 compared to 10.6% in the prior year period. The decrease was primarily due to the optimization of our R&D staff structure by allocating a number of staff to deliver customized IT solution to meet the increased demand for this service. As a result, the R&D salary expenses were shifted to costs.

General and administrative expenses increased by $2.6 million, or 38.3%, to $9.2 million in the first half of fiscal 2022 from $6.6 million in the prior year period. As a percentage of total revenues, general and administrative expenses increased to 12.1% in the first half of fiscal 2022 compared to 11.4% in the prior year period. The increase was primarily due to an increase of share-based compensation, new staff were hired, and a year-over-year increase of salary expenses.

Operating Income

Operating income increased by $2.7 million, or 54.2%, to $7.6 million in the first half of fiscal 2022 from $4.9 million in the same period of the previous year. Operating margin was 10.0% in the first half of fiscal 2022 compared to 8.4% in the prior year period.

Other Income and Expenses

Total other expenses, net of other income was $0.2 million in the first half of fiscal 2022, compared to $0.1 million total other income, net of other expenses in the prior year period.

Provision for Income Taxes

Provision for income taxes increased by $0.8 million to $0.9 million in the first half of fiscal 2022 from $0.1 million in the same period of the previous year, mainly due to certain subsidiaries made profit and used up recoverable losses.

Net Income and EPS

Net income increased by $1.6 million, or 31.2%, to $6.5 million in the first half of fiscal 2022 from $4.9 million in the prior year period. After excluding the impact of non-cash share-based compensation expenses, non-GAAP net income2 increased by $2.5 million, or 39.1%, to $8.9 million in the first half of fiscal 2022 from $6.4 million in the same period of the previous year.

After excluding the impact of non-controlling interests, net income attributable to CLPS Incorporation’s shareholders in the first half of fiscal 2022 was $6.3 million, or $0.31 basic and diluted earnings per share compared to net income attributable to CLPS Incorporation’s shareholders of $4.9 million, or $0.30 basic and diluted earnings per share, in the first half of fiscal 2021. After excluding the impact of non-cash share-based compensation expenses, non-GAAP net income attributable to CLPS Incorporation’s shareholders1 in the first half of fiscal 2022 was $8.7 million, or $0.43 basic and diluted earnings per share. This is compared to non-GAAP net income attributable to CLPS Incorporation’s shareholders of $6.4 million, or $0.39 basic and diluted earnings per share, in the prior year period.

Cash Flow

As of December 31, 2021, the Company had cash and cash equivalents of $21.7 million compared to $24.7 million as of June 30, 2021.

Net cash provided by operating activities was approximately $13.2 million. Net cash used in investing activities was approximately $22.0 million. Net cash provided by financing activities was approximately $5.6 million. The effect of exchange rate change on cash was approximately positive $0.1 million. The Company believes that its current cash position and cash flow from operations are sufficient to meet its anticipated cash needs for at least the next 12 months.

Financial Outlook

For fiscal year 2022, the Company expects, absent material acquisitions or non-recurring transactions, total sales growth in the range of approximately 30% to 35%, non-GAAP net income growth in the range of approximately 32% to 37% compared to fiscal year 2021 financial results.

This forecast reflects the Company’s current and preliminary views, which are subject to change and are subject to risks and uncertainties, including, but not limited to various risks and uncertainties facing the Company’s business and operations as identified in its public filings.

Exchange Rate

The balance sheet amounts with the exception of equity as of December 31, 2021, were translated at 6.3726 RMB to 1.00 USD compared to 6.4566 RMB to 1.00 USD as of June 30, 2021. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the periods ended December 31, 2021 and 2020 were 6.4316 RMB to 1.00 USD and 6.7734 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

Conference Call Information

The Company will hold a conference call at 8:30 am ET on March 4, 2022 to discuss first half of fiscal 2022 results. Listeners may access the call by dialing:

U.S. Toll-Free:	+1-888-204-4368
U.S. Local /International:	+1-323-994-2093
Mainland China:	400 120 9101
Hong Kong:	800 961 105

To access the live webcast of the conference call, please visit this link. The live and archived webcast will also be available through the Company’s investor relations website at https://ir.clpsglobal.com.

A replay of the call will be available through March 18, 2022 by dialing:

U.S. Toll-Free:	+1-844-512-2921
U.S. Local/International:	+1-412-317-6671
Passcode:	2222362

About CLPS Incorporation

Headquartered in Hong Kong, CLPS Incorporation (the “Company”) (Nasdaq: CLPS) is a global leading information technology (“IT”), consulting and solutions service provider focusing on the banking, insurance and financial sectors. The Company serves as an IT solutions provider to a growing network of clients in the global financial industry, including large financial institutions in the US, Europe, Australia, Southeast Asia and Hong Kong, and their PRC-based IT centers. The Company maintains 19 delivery and/or research & development centers to serve different customers in various geographic locations. Mainland China centers are located in Shanghai, Beijing, Dalian, Tianjin, Baoding, Xi’an, Chengdu, Guangzhou, Shenzhen, Hangzhou, and Hainan. The remaining eight global centers are located in Hong Kong SAR, USA, Japan, Singapore, Malaysia, Australia, India and the Philippines. For further information regarding the Company, please visit: https://ir.clpsglobal.com/, or follow CLPS on Facebook, LinkedIn, and Twitter.

Forward-Looking Statements

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond the Company’s control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All such statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties related to the Company’s financial and operational performance in the first half of Fiscal 2022, its expectations of the Company’s future performance, its preliminary outlook and guidance offered in this presentation, as well as the risks and uncertainties described in the Company’s most recently filed SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. The Company uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to CLPS Incorporation’s shareholders, and basic and diluted non-GAAP net income per share, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP operating income as a percentage of revenues. Non-GAAP net income attributable to CLPS Incorporation’s shareholders is net income attributable to CLPS Incorporation’s shareholders excluding share-based compensation expenses. Basic and diluted non-GAAP net income per share is non-GAAP net income attributable to common shareholders divided by weighted average number of shares used in the calculation of basic and diluted net income per share. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation expenses clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. The Company encourages investors to carefully consider its results under GAAP, as well as its supplemental non-GAAP information and the reconciliation between these presentations, to more fully understand its business. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of Non-GAAP and GAAP Results” near the end of this release.

Contact:

CLPS Incorporation

Rhon Galicha

Investor Relations Office

Phone: +86-182-2192-5378

Email: ir@clpsglobal.com

[1]	Non-GAAP net income attributable to CLPS Incorporation’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to the Company excluding share-based compensation expenses. Please refer to the section titled “Unaudited Reconciliation of GAAP and Non-GAAP Results” for details.
[2]	Non-GAAP net income is a non-GAAP financial measure, which is defined as net income excluding share-based compensation expenses. Please refer to the section titled “Unaudited Reconciliation of GAAP and Non-GAAP Results” for details.

CLPS INCORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

 (Amounts in U.S. dollars (“$”), except for number of shares)

	As of
	December 31, 2021 (Unaudited)	June 30, 2021 (Audited)
ASSETS
Current assets:
Cash and cash equivalents	21,741,601	24,739,382
Short-term investments	6,512,256	4,158,535
Accounts receivable, net	43,819,782	44,138,997
Prepayments, deposits and other assets, net	3,318,639	2,530,458
Prepaid income tax	181,886	-
Amounts due from related parties	430,614	546,128
Total Current Assets	76,004,778	76,113,500
Non-Current assets:
Property and equipment, net	20,886,477	600,791
Intangible assets, net	1,106,806	1,050,499
Goodwill	2,441,368	2,444,950
Long-term investments	835,041	1,014,784
Prepayments, deposits and other assets, net	407,821	896,145
Deferred tax assets, net	408,445	607,773
Total Assets	102,090,736	82,728,442

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loans	13,294,897	7,536,839
Accounts payable	515,918	559,450
Accrued expenses and other current liabilities	424,356	245,408
Tax payables	2,238,739	1,715,009
Contract liabilities	1,161,507	326,912
Salaries and benefits payable	14,839,684	12,466,921
Amount due to related parties	61,845	183,148
Total Current Liabilities	32,536,946	23,033,687
Non-Current liabilities:
Bank loans	-	9,644
Deferred tax liabilities	144,253	155,033
Other non-current liabilities	2,101,145	1,799,383
TOTAL LIABILITIES	34,782,344	24,997,747
Commitments and Contingencies

Shareholders’ Equity
Common stock, $0.0001 par value, 100,000,000 shares authorized; 20,213,822 shares issued and outstanding as of December 31, 2021; 20,293,552 shares issued and outstanding as of June 30, 2021	2,021	2,029
Additional paid-in capital	50,988,671	48,516,695
Statutory reserves	4,826,600	4,214,075
Retained earnings	8,376,104	2,726,165
Accumulated other comprehensive income	1,715,151	1,230,083

Total CLPS Incorporation’s Shareholders’ Equity	65,908,547	56,689,047

Noncontrolling Interests	1,399,845	1,041,648

Total Shareholders’ Equity	67,308,392	57,730,695

Total Liabilities and Shareholders’ Equity	102,090,736	82,728,442

CLPS INCORPORATION

UNAUDITED CONDENSED CONSOLIDATED statements

of INCOME AND COMPREHENSIVE INCOME

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the six months ended December 31,
	2021	2020

Revenues	75,921,605	58,318,208
Less: Cost of revenues (note 1)	(53,609,609)	(39,840,283)
Gross profit	22,311,996	18,477,925

Operating income (expenses):
Selling and marketing expenses (note 1)	2,284,404	1,793,807
Research and development expenses	4,175,373	6,161,188
General and administrative expenses (note 1)	9,168,389	6,629,000
Subsidies and other operating income	(878,083)	(1,011,448)
Total operating expenses	14,750,083	13,572,547
Income from operations	7,561,913	4,905,378
Other income	295,704	174,468
Other expenses	(475,269)	(49,224)
Income before income tax and share of (loss) in equity investees	7,382,348	5,030,622
Provision for income taxes	864,921	92,214
Income before share of (loss) in equity investees	6,517,427	4,938,408
Share of (loss) in equity investees, net of tax	(47,082)	(6,127)
Net income	6,470,345	4,932,281
Less: Net income attributable to noncontrolling interests	207,881	72,165
Net income attributable to CLPS Incorporation’s shareholders	6,262,464	4,860,116

Other comprehensive income (loss)

Foreign currency translation income	500,376	2,226,431
Less: foreign currency translation income attributable to noncontrolling interest	15,308	93,622
Other comprehensive income attributable to CLPS Incorporation’s shareholders	485,068	2,132,809

Comprehensive income attributable to
CLPS Incorporation’s shareholders	6,747,532	6,992,925
Comprehensive income attributable to noncontrolling interests	223,189	165,787
Comprehensive income	6,970,721	7,158,712

Basic earnings per common share*	0.31	0.30
Weighted average number of share outstanding – basic	20,374,035	16,147,508
Diluted earnings per common share*	0.31	0.30
Weighted average number of share outstanding – diluted	20,457,630	16,174,530

Note:

(1)	Includes share-based compensation expenses as follows:

Cost of revenues	22,923	4,183
Selling and marketing expenses	109,375	79,531
General and administrative expenses	2,335,803	1,411,613
	2,468,101	1,495,327

*	The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

CLPS INCORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the six months ended December 31,
	2021	2020

Cost of revenues	53,609,609	39,840,283
Less: share-based compensation expenses	22,923	4,183
Non-GAAP cost of revenues	53,586,686	39,836,100

Selling and marketing expenses	2,284,404	1,793,807
Less: share-based compensation expenses	109,375	79,531
Non-GAAP selling and marketing expenses	2,175,029	1,714,276

General and administrative expenses	9,168,389	6,629,000
Less: share-based compensation expenses	2,335,803	1,411,613
Non-GAAP general and administrative expenses	6,832,586	5,217,387

Operating income	7,561,913	4,905,378
Add: share-based compensation expenses	2,468,101	1,495,327
Non-GAAP operating income	10,030,014	6,400,705

Operating Margin	10.0%	8.4%
Add: share-based compensation expenses	3.2%	2.6%
Non-GAAP operating margin	13.2%	11.0%

Net income	6,470,345	4,932,281
Add: share-based compensation expenses	2,468,101	1,495,327
Non-GAAP net income	8,938,446	6,427,608

Net income attributable to CLPS Incorporation’s shareholders	6,262,464	4,860,116
Add: share-based compensation expenses	2,468,101	1,495,327
Non-GAAP net income attributable to CLPS Incorporation’s shareholders	8,730,565	6,355,443

Weighted average number of share outstanding used in computing GAAP and non-GAAP basic earnings	20,374,035	16,147,508
GAAP basic earnings per common share	0.31	0.30
Add: share-based compensation expenses	0.12	0.09
Non-GAAP basic earnings per common share	0.43	0.39

Weighted average number of share outstanding used in computing GAAP diluted earnings	20,457,630	16,174,530
Weighted average number of share outstanding used in computing non-GAAP diluted earnings	20,457,630	16,174,530

GAAP diluted earnings per common share	0.31	0.30
Add: share-based compensation expenses	0.12	0.09
Non-GAAP diluted earnings per common share	0.43	0.39